April 24, 2023
VIA E-MAIL
Scott R. Anderson, Esq.
Chapman and Cutler LLP
320 South Canal Street, 27th Floor
Chicago, IL 60606

               Re:     SmartTrust 613
                       File Nos. 333-270872 and 811-21429

Dear Mr. Anderson:

       On March 27, 2023, you filed a registration statement on Form S-6 for SmartTrust 613
(Healthcare Innovations Trust II, Series 1 and Technology Revolution Trust II, Series 1) (the
   Trust   ), a unit investment trust. We have reviewed the registration statement, and have provided
our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Healthcare Innovations Trust II

PROSPECTUS (PART A)
Investment Objective (page A-3)
1. Please revise the Trust   s investment objective to clarify that total
return also includes income.
Principal Investment Strategy (pages A-3     A-5)
2. On page A-4, the last sentence of the fourth paragraph states that    [b]oth
of these eligibility
   criteria are subject to a 10% buffer for constituents in the Syntax US Medical Innovation Index
   prior to reconstitution.    Please revise this sentence to clarify the
disclosure.
3. On page A-5, the first sentence of the first full paragraph states that Syntax US Medical
   Innovation Index is rebalanced quarterly and the second sentence of this paragraph states that such index is reconstituted semi-annually. Please disclose the difference between rebalance and reconstitution of the index.
4. On page A-5, the third sentence of the first full paragraph states that Syntax US Medical
   Innovation Index eligibility criteria is determined as of the snapshot date. Inasmuch as this
   suggests that the index   s eligibility criteria can change on each snapshot
date, tell us whether
   or not the disclosure in this section describing the index   s eligibility
criteria will remain the
   same as disclosed here at the Security Selection Date. We may have more comments after reviewing your response.
 Scott R. Anderson, Esq.
April 24, 2023
Page 2

5. On page A-5, the sixth sentence of the first full paragraph states that additions of index constituents are generally not made at the entity level in the rebalancing but may be made at the listing level. Please disclose the meaning of, and difference between,
 entity level    and
      listing level   .
Principal Risk Considerations (pages A-5     A-6)
6. On page A-6, the second bulleted risk states that the Trust is considered to be concentrated in securities issued by companies in the health care sector. Please also disclose this statement in the Principal Investment Strategy section.
Technology Revolution Trust II
Principal Investment Strategy (pages A-11     A-13)
7. Please disclose in bold that (1) the Trust will not invest directly or indirectly (e.g., through bitcoin derivatives) in cryptocurrencies and (2) because the Trust does not invest directly or indirectly in cryptocurrencies, the Trust is not expected to track the price movements of any cryptocurrency.
8. On page A-11, the second sentence of the last paragraph states that the sponsor defines companies engaged in revolutionary technologies to be companies that are principally engaged in or derive significant revenues from businesses in, among other things, blockchain. Please
   provide us with a list of the Trust   s portfolio securities that would be
principally engaged in or
   derive significant revenues from businesses in blockchain. We may have more comments after reviewing your response.
9. On page A-11, the second sentence of the last paragraph states that the sponsor defines companies engaged in revolutionary technologies to be companies that are principally engaged in or derive significant revenues from businesses in, among other things, banking, insurance
   and investment technology   . Please replace the term    banking, insurance
and investment
   technology    with a term that clarifies that this business category does not include banks and
   insurance companies (e.g., financial investment technology).
10. On page A-12, the first full sentence states that the Trust may invest in securities of foreign
    issuers, including companies in emerging markets. If the Trust   s
portfolio will include
    significant investments in a particular country or region, please identify the country or region here and disclose the specific risks of that country or region in the Principal Risk
    Considerations section.
11. On page A-12, the second full paragraph states that candidates of the Syntax North American
    Technology Revolution Index are identified using data showing that their issuing companies derive at least 50% of their revenues from one or more business segments, including blockchain (described as including companies that utilize blockchain technology for payment processing, recordkeeping and other applications). Inasmuch as the first full sentence on page
    B-5 states that blockchain technology is not a product or service that provides identifiable revenue for companies that implement or otherwise use it, please explain to us how a company that utilizes blockchain technology for the purposes identified in the first bullet would derive at least 50% of its revenues from blockchain technology and therefore be included in the
    Syntax North American Technology Revolution Index. Please note that, in the
staff   s view, it
 Scott R. Anderson, Esq.
April 24, 2023
Page 3

      would not be appropriate to categorize a company whose sole tie to blockchain is to use it to accept cryptocurrency payments as in the blockchain business.
12. Please apply comments 2 through 5 to the same disclosure that is included on page A-13.
PART B
Principal Risk Considerations     Risks Associated with Blockchain;
Cybersecurity; Internet
of Things; Banking, Insurance, and Investment Technology; High-Performance Compute/Artificial Intelligence; Robotics; and 5G Technology and Services
(pages B-4     B-
7)
13. On page B-5, the fourth and fifth sentences repeat the sixth and seventh sentences. Please remove one set of these sentences.
GENERAL COMMENTS
14. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.
15. Responses to this letter should be set forth in the form of a response letter as well as in a pre-
    effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

                                       *******
         In closing, we remind you that, since the Trust and its sponsor are in possession of all facts
relating to the Trust   s disclosure, the Trust and its sponsor are responsible
for the accuracy and
adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.
                                                              Sincerely,

                                                              /s/ Anu Dubey

                                                              Anu Dubey
                                                              Senior Counsel
cc:      Michael Spratt
         Thankam Varghese